SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13D
                                 (Rule 13d-101)

       INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a)
                AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                              (Amendment No. ___)1


                       Advanced Oxygen Technologies, Inc.
                       ----------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   007548-10-3
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Robert E. Wolfe
                        c/o Crossfield, Inc., Suite 1000
                                230 Park Avenue
                               New York, NY 10169
                                 (212) 808-3061
--------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 18, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

     Note. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               Page 1 of 14 Pages

                      The Exhibit Index appears on page ___


1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.


     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D

CUSIP No.   007548-10-3                                       Page 2 of 14 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      Eastern Star, Ltd.
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3)  SEC USE ONLY
--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*
      WC
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Bahamas
--------------------------------------------------------------------------------
    NUMBER        7)   SOLE VOTING POWER
    OF                   5,937,500
    SHARES             ---------------------------------------------------------
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH               ---------------------------------------------------------
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               5,937,500
    WITH               ---------------------------------------------------------
                 10)   SHARED DISPOSITIVE POWER
                         -0-
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,937,500
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      20.0%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.   007548-10-3                                       Page 3 of 14 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Crossland, Ltd. (Belize)
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3)  SEC USE ONLY
--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*
      WC
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
    NUMBER        7)   SOLE VOTING POWER
    OF                   6,312,500
    SHARES             ---------------------------------------------------------
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH               ---------------------------------------------------------
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               6,312,500
    WITH               ---------------------------------------------------------
                 10)   SHARED DISPOSITIVE POWER
                         -0-
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      6,312,500
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      21.3%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------


                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.   007548-10-3                                       Page 4 of 14 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Robert E. Wolfe
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*
      PF
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
--------------------------------------------------------------------------------
    NUMBER        7)   SOLE VOTING POWER
    OF                   50,000
    SHARES             ---------------------------------------------------------
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH               ---------------------------------------------------------
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               50,000
    WITH               ---------------------------------------------------------
                 10)   SHARED DISPOSITIVE POWER
                         -0-
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      50,000
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
    CERTAIN SHARES                                                           [ ]
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.2%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON*
      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.   0007548-10-3                                      Page 5 of 14 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Triton International, Ltd.
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*
      WC
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Bahamas
--------------------------------------------------------------------------------
    NUMBER        7)   SOLE VOTING POWER
    OF                   375,000
    SHARES             ---------------------------------------------------------
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH               ---------------------------------------------------------
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               375,000
    WITH               ---------------------------------------------------------
                 10)   SHARED DISPOSITIVE POWER
                         -0-
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      375,000
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      1.3%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D

CUSIP No.   0007548-10-3                                      Page 6 of 14 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Coastal Oil, Ltd.
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*
      WC
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Belize
--------------------------------------------------------------------------------
    NUMBER        7)   SOLE VOTING POWER
    OF                   5,937,500
    SHARES             ---------------------------------------------------------
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH               ---------------------------------------------------------
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               5,937,500
    WITH               ---------------------------------------------------------
                 10)   SHARED DISPOSITIVE POWER
                         -0-
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,937,500
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      20.0%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                               SCHEDULE 13D


CUSIP No.   0007548-10-3                                      Page 7 of 14 Pages
--------------------------------------------------------------------------------
1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Crossland, Ltd.
--------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS*
      WC
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                                  [ ]
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Bahamas
--------------------------------------------------------------------------------
    NUMBER        7)   SOLE VOTING POWER
    OF                   5,937,500
    SHARES             ---------------------------------------------------------
    BENEFICIALLY  8)   SHARED VOTING POWER
    OWNED BY             -0-
    EACH               ---------------------------------------------------------
    REPORTING     9)   SOLE DISPOSITIVE POWER
    PERSON               5,937,500
    WITH               ---------------------------------------------------------
                 10)   SHARED DISPOSITIVE POWER
                         -0-
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,937,500
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [ ]
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      20.03%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON*
      CO
--------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1.  SECURITY AND ISSUER

     This statement on Schedule 13D ("Statement") relates to the common stock, par value $0.01, of Advanced Oxygen Technologies, Inc. ("AOXY"). The principal executive offices are located at the following address: c/o Crossfield, Inc., 230 Park Avenue, Suite 1000, New York, NY 10169.

ITEM 2.  IDENTITY AND BACKGROUND

     This Statement is filed jointly by (a) Crossland,  Ltd.  (Belize)  ("CLB"),
(b) Coastal Oil, Ltd. ("Coastal"), (c) Crossland, Ltd. ("Crossland"), (d) Eastern Star, Ltd. ("Eastern"), (e) Triton International, Ltd. ("Triton"), and
(f) Robert E. Wolfe ("Wolfe") (collectively the "Reporting Persons").

     CLB is a Belize corporation, and has its principal place of business and corporate office located at 60 Market Square, P.O. Box 364, Belize City, Belize, Central America. The principal business of CLB invests in corporate securities and real estate development projects. The President and Secretary of CLB is Mr. Anthony J. R. Howorth. Mr. Howorth is a Bahamian citizen whose primary occupation is President of Euro-Caribbean Ltd., and whose business address is 104b Saffrey Square, Nassau, Bahamas.

     Coastal is a Belize corporation, and has its principal place of business and corporate office located at 40 Santa Rita Road, Corazel, Belize, Central America. The principal business of Coastal is investment in petroleum projects, agricultural commodities, and corporate securities. The President of Coastal is Dr. Margaret Noguera, who is a Belize citizen whose primary occupation is a medical doctor, and whose business address is 40 Santa Rita Road, Corazel, Belize, Central America.

     Crossland is a Bahamas corporation, and has its principal place of business and corporate office located at 104B Saffrey Square, Bank Lane and Bay Street, Box N-1612, Nassau, Bahamas. The principal business of Crossland is investment in corporate securities and project financing. The President and Vice President of Crossland is L. H. Osterlolt. Mr. Osterlolt is a Bahamian citizen whose primary occupation is director of Bahamas Company Services, Ltd., and whose business address is 104B Saffrey Square, Nassau Bahamas.

     Eastern is a Bahamas corporation, and has its principal place of business and corporate office located at 104B Saffrey Square, Bank Lane and Bay Street, Box N-1612, Nassau, Bahamas. The principal business of Eastern is investment in corporate securities and real estate development projects. The President and Vice President of Eastern is Robert A. Montgomery. Mr. Montgomery is a Bahamian citizen whose primary occupation is corporate consulting, and whose business address is 104B Saffrey Square, Nassau Bahamas.

     Triton is a Bahamas corporation, and has its principal place of business and corporate office located at Euro-Canadian House, Marlboro Street, Nassau, Bahamas. The principal business of Triton is investment in corporate securities and project financing . The executive officers of Triton are Sidney Morris, President, and Jens S. Olsen is a Director. Mr. Morris is a

Bahamian citizen whose primary address is Eurocanadian House, Marlboro St, Nassau Bahamas. Mr. Morris is a consultant. Mr. Olsen is a Danish citizen whose primary occupation is corporate consulting, and whose business address is Lunderskovvej 15, 6640, Lunderskov, Denmark

     Wolfe is a U.S. citizen, whose business address is c/o Crossfield, Inc., 230 Park Avenue, Suite 1000, New York, NY 10169, and whose primary occupation is President of Crossfield, Inc., company providing strategic business consulting. He is also the President of AOXY since the commons stock acquisitions reported in this Statement.

     During the past five years, none of the persons named in this Item 2 has been convicted in a criminal proceeding or subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violations with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Common stock of AOXY was purchased on December 18, 1997 by the following persons pursuant to the Stock Acquisition Agreement (Exhibit A) and the Purchase Agreement (Exhibit B) as follows:

                    # of Shares        Price Paid            How Paid

  Wolfe                  50,000             $645              cash
  Triton                375,000           $4,687.50           cash
  CLB                 1,500,000          $15,000              cash
                        375,000           $4,687.50           cash
                      4,437,500          $44,375              services
  Crossland           1,500,000          $15,000              cash
                      4,437,500          $44,375              services
  Coastal             1,500,000          $15,000              cash
                      4,437,500          $44,375              services
  Eastern             1,500,000          $15,000              cash
                      4,437,500          $44,375              services
                      ---------          -------
        Total        24,550,000         $247,500


     No part of the purchase price was represented by funds borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting such securities. Services rendered consisted of introductions to a certain number of potential acquisition candidates.

ITEM 4.  PURPOSE OF TRANSACTION.

     There are no specific plans at the present time that relate to or would result in any of the actions enumerated in Item 4 of Schedule 13D, although there have been and continue to be discussions with several acquisition candidates, sellers of assets and merger targets. In the normal course of business, there may be in the future an acquisition, merger, purchase or sale that would change the above conditions. The Reporting Persons reserve the right to buy or sell securities of AOXY from time to time in open market or private transactions.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) and (b) The following is the amount of common stock of AOXY beneficially owned by the Reporting Persons:

                                          # of Shares         % of Common Stock

Robert E. Wolfe                                50,000                0.17 %
Triton-International, Ltd.                    375,000                1.26%
Crossland, Ltd. (Belize)                    6,312,500               21.30%
Crossland, Ltd.                             5,937,500               20.03%
Coastal Oil, Ltd.                           5,937,500               20.03%
Eastern Star, Ltd.                          5,937,500               20.03%
                                            ---------               ------
      Total                                24,550,000               82.83%


     (b) Each of the persons above has sole power to vote and sole power to dispose of the shares of AOXY listed opposite their name. The following persons may be deemed to be indirect beneficial owners of the stock indicated by virtue of the relationships described.

                  Margaret Noguera

                  Jens S. Olsen

                  Anthony JR Howorth

                  Sidney Morris

                  Robert Montgomery

                  LH Osterlolt



     Each of the Reporting Persons hereby disclaims that it has any beneficial ownership in the stock owned, directly or indirectly by any other entity.

     (c) Except as set forth above, there has been no transaction by the Reporting Persons in the common stock of Advanced Oxygen Technologies, Inc.

     (d) Except as set forth above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the common stock of AOXY set forth in Item 5(a).

     (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except to the extent described in Items 2 and 5, none of the persons identified in Items 2 and 5 is a party to any contract, arrangement, understanding or relationship with respect to any securities of AOXY.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT A:   The Stock Acquisition Agreement dated as of December as of 18, 1997

EXHIBIT B:   Purchase Agreement dated as of December 18, 1997

                                   SIGNATURES

     After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.



Dated: January 16, 1998

CROSSLAND, LTD. (Belize)


By: /s/ L.H. Osterlolt
Title: Vice President




Dated: January 16, 1998

CROSSLAND, LTD.


By: /s/ Anthony J.R. Howorth
Title: President




Dated: January 16, 1998

EASTERN STAR, LTD.


By: /s/ Roberta Montgomery
Title: Vice President




Dated: January 16, 1998

COASTAL OIL, LTD.


By: /s/ Dr. M. Noguera
Title: President

Dated: January 16, 1998

TRITON INTERNATIONAL, LTD.


By: /s/ Jens S. Olsen
Title: Director




Dated: January 16, 1998

   /s/ Robert E. Wolfe

                                  EXHIBIT INDEX





EXHIBIT A:   The Stock Acquisition Agreement dated as of December as of 18, 1997

EXHIBIT B:   Purchase Agreement dated as of December 18, 1997

                                                              Exhibit A
                                                                 Execution (iii)


                           STOCK ACQUISITION AGREEMENT
                           ---------------------------


         THIS AGREEMENT made as of the 18 day of December, 1997, (herein, together with the Schedules attached hereto, referred to as "Agreement") by and among ADVANCED OXYGEN TECHNOLOGIES, INC., a Delaware corporation, (herein referred to as "AOXY") and Crossland, Ltd. (Belize), a registered company of Belize, Eastern Star, Ltd., a Bahamas corporation, Costal Oil, Ltd., a registered company of Belize, and Crossland Ltd., a Bahamas corporation (each herein referred to as a "Purchaser" and, collectively, the "Purchasers").

         In reliance upon the representations and warranties made herein and in consideration of the mutual agreements herein contained the parties hereby agree as follows:

    SECTION 1. SALE AND PURCHASE OF STOCK.

         1.01 Sale of Stock to Purchasers. (a) AOXY shall at the closing of the transactions hereinafter provided sell, transfer, assign and deliver to Purchasers an aggregate of 6,000,000 shares (the "Sale Shares") of the capital stock of AOXY in the amounts set forth on Schedule 1.01 hereto.

              (b) AOXY shall at the closing of the transactions hereinafter provided sell, transfer, assign and deliver to Purchasers an aggregate of 17,750,000 shares (the "Consulting Shares") of the capital stock of AOXY in the amounts set forth on Schedule 1.01 hereto. The Sale Shares and the Consulting Shares are hereinafter referred to collectively as the "Shares."

         1.02 Consideration for Stock. (a) In consideration of the sale of the Sale Shares, Purchasers shall pay to AOXY the aggregate amount of US $60,000.00 (the "Purchase Price") by delivery to Kieffer and Hahn, as attorneys for AOXY, the Purchase Price in the form of an official bank check or a certified check of the Purchasers payable to "Kieffer and Hahn, IOLA account which funds shall be used to pay certain creditors of AOXY.

              (b) In consideration of the sale of the Consulting Shares, Purchasers have previously provided services to AOXY by identifying potential acquisition candidates.

         1.03 Transactions on the Closing Date. (a) Delivery of Shares. At the Closing, AOXY will deliver to Purchasers irrevocable instructions to the transfer agent of AOXY for the issuance of stock certificates representing the Shares; and

              (b) Delivery of Consideration. At the Closing, Purchasers will deliver to AOXY an official bank check or a certified check of the Purchasers in the amount of the Purchase Price payable to "Kieffer and Hahn, IOLA account."

         (c) Resignations. Resignations of all of the directors and officers of AOXY other than those designated in writing by Purchasers prior to the Closing Date to remain on the board or in office; and

         (d) Documents. Each of the documents contemplated by this Agreement.

    SECTION 2. CLOSING. The Closing will take place at the offices of Kieffer and Hahn, 111 Broadway, New York, New York 10006, at 10:00 A.M. on the date of execution and delivery hereof by all of the parties.

    SECTION 3. REPRESENTATIONS AND WARRANTIES OF AOXY. AOXY represents and warrants the following to the Purchasers:

         (a) Organization and Standing. (1) AOXY is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware, the State of its incorporation, and is authorized to conduct business in and is in good standing in each jurisdiction in which the character of the properties owned by it or the nature of the business transacted by it makes such license or qualification necessary.

         (2) The certified copies heretofore delivered to AOXY, of the certificate of incorporation, of all licenses to transact business and of the by-laws of AOXY with all amendments to the date hereof are true, complete and correct.

         (3) AOXY has no subsidiaries.

         (b) Capital Stock. (1) The capital stock of AOXY consists of (A) thirty million (30,000,000) shares of common stock, par value one cent (US $0.01) per share of which five million six hundred ninety-six thousand two hundred fifty-two (5,696,252) shares have been validly issued and are fully paid and are non-assessable and are fully transferable, three hundred fifty four thousand (354,000) shares which shall be issued upon conversion of 177,000 shares of preferred stock (172,000 shares of preferred stock shall be converted into 344,000 shares on the date of Closing) and one hundred forty five thousand (145,000) shares of which shall be issued upon exercise of options and (B) ten million (10,000,000) shares of preferred stock par value one cent (US $.Ol) per share of which 177,000 (172,000 shares of preferred stock shall be converted into 344,000 shares on the date of Closing) shares have been validly issued and are fully paid and are non- assessable and are fully transferable.

              (2) None of the issued and outstanding shares is subject to any voting trust agreement or other agreement relating to the voting thereof.

              (3) None of the authorized but unissued shares of AOXY are subject to any warrants, obligations, subscriptions, options, convertible securities or other commitments under which they are or may be required to be issued.

              (4) No transfer tax will be payable with respect to the issuance of AOXY's stock contemplated hereby.

         (c) Stock Issuance. The Shares when issued shall be free and clear of any encumbrances, liens or restrictions on sale, other than those applicable to restricted securities as defined under the rules and regulations promulgated by the Securities and Exchange Commission.

         (d) Validity of Agreement Authority. This Agreement has been duly executed and delivered by AOXY and (assuming valid execution and delivery by each Purchaser) is a valid and binding obligation, enforceable in accordance with its terms.

         (e) Authority to take Action. (1) The execution and delivery of this Agreement and delivery of the subject shares and the carrying out of the provisions hereof will not contravene any provisions of law, any order, judgment and/or decree of any court or other governmental agency or AOXY's certificate of incorporation, by-laws, or any indenture, agreement or other instrument to which a AOXY is a party or by which AOXY may be bound, or by which any property owned by AOXY may be bound.

              (2) All legal actions required to be taken in connection with this Agreement pursuant to the laws of any State or other governmental authority have been so taken.

         (f) Accounts Receivable. AOXY has no accounts receivable.

         (g) Liabilities of AOXY. AOXY has no liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, including, without limitation, tax liabilities due or to become due, except for (1) approximately $45,000 of accounts payable, (2) the fees and expenses of counsel in connection herewith and (3) amounts due and payable to certain of its directors as evidenced by Promissory Notes issued to such persons and the accrued interest earned thereon which do not exceed $350,000 in the aggregate which are to be spun-off to the liquidating trust as set forth in section .

         (h) No Dividends or Distributions. Since June 30, 1995, AOXY has not declared, set aside or paid to its stockholder any dividend or other distribution in respect of its capital stock or redeemed or purchased or otherwise acquired any of its capital stock or agreed to take any such action.

         (i) Absence of Material Changes or Events. Except for matters publicly disclosed on (1) AOXY's Proxy Statement in connection with the sale of its oxygen control technology to W.R. Grace ("Grace") in February 1995; (2) AOXY's Reports on Form 10-KSB with respect to AOXY's fiscal years ended June 30, 1993, 1994 and 1995 and (3) AOXY's Reports on form 10-Q for the quarters ending September 30, 1995 and December 31, 1995 and AOXY's 8-K's filed prior hereto copies of which have been heretofore delivered to Purchasers, since June 30, 1995 there has been no event or condition of any character, materially and adversely affecting AOXY's financial position, assets, liabilities (contingent or otherwise), results of operation, business or business prospects, and AOXY has not:

              (1) Incurred any obligation or liability (absolute, accrued, contingent, or otherwise) except in the ordinary course of business or except in connection with the performance of this Agreement;

              (2) Mortgaged, pledged or subjected to lien, charge or other encumbrance, any of its assets, tangible or intangible;

              (3) Sold or transferred any of its assets or canceled any debts or claims, or waived any right of substantial value;

              (4) Made or committed to make any single capital expenditure in excess of five hundred dollars ($500.00), or capital expenditures in excess of one thousand dollars ($ 1,000.00) in the aggregate or purchased or contracted to purchase any land;

              (5) Sustained any damage, destruction or loss of its property in excess of five hundred dollars ($500.00) whether or not covered by insurance;

              (6) Increased the compensation payable or to become payable by AOXY to any of its officers, employees or agents, or any bonus payment or arrangement made to or with any of them;

              (7) Agreed to modify in any material respect any contract or other instrument to which AOXY is a party except for the patent purchase agreement with Grace;

              (8) Increased or changed the medical insurance provided for the benefit of its employees and their families.

              (9) Increased or changed the amount of disability insurance provided for the benefit of its employees;

              (10) Entered into any transaction other than in the ordinary course of business; or

              (11) Made any material change in any method of accounting or any accounting practice.

         (j) Title of Property. AOXY has no material assets.

         (k) Building-Equipment and Motor Vehicles. AOXY is the owner of no buildings, equipment or motor vehicles.

         (1) Tax Status. ( 1 ) AOXY has heretofore furnished to Purchasers true and complete copies of all federal, state, local and foreign income tax returns of AOXY filed for the three (3) years ended June 30, 1995. Said tax returns of AOXY have not been audited by the applicable taxing authorities. No agreements made by AOXY for an extension of time for the assessment of any tax are now in effect. All taxes, including interest and penalties thereon, shown on said tax returns to be due and payable by AOXY, or required to be withheld by AOXY on or before the date hereof, have been paid or fully reserved for and withheld and no formal written claim for any tax, assessment or levy for which AOXY may become liable exists which has not been settled.

              (2) All other taxes, due and payable at the Closing Date, of any kind whatsoever, including, but not limited to, estimated income tax, franchise tax, excise tax, doing business tax, payroll tax, personal property tax, use tax and sales tax have been paid or fully reserved for and withheld.

         (m) Status of Contracts. Except as reflected on Schedule 3(m). AOXY is not a party to any written or oral (i) contract for the employment of any officer or individual employee, or any pension, profit sharing, bonus, retirement, stock option or similar incentive or deferred compensation plan or arrangement in effect with its officers, employees or others; (ii) continuing contract for the acquisition of real estate or fixed assets; (iii) financing arrangement involving the mortgaging, pledging or other hypothecation of assets or involving borrowing which may not be repaid in part or in full on not more than thirty (30) days' notice with reference to unearned or amortized discount and without premium or penalty; (iv) contract with any labor union; (v) continuing contract for the future purchase of materials or supplies; (vi) contract with any agent, representative or distributor; (vii) any instrument evidencing or related to indebtedness for borrowed money, or pursuant to which AOXY is obligated to borrow money; (viii) any contract, arrangement or understanding under which AOXY has assumed, guaranteed, endorsed, or otherwise become liable in connection with the obligation of any individual, partnership, corporation or other entity; (ix) any contract not included in any of the foregoing which involves payment by AOXY of more than five hundred dollars ($500.00). True and complete copies of all items listed in Schedule 3( , have been delivered to AOXY. The parties to such instruments have complied with all the provisions thereof, and they are not in default under any of them.

         (n) Status of Leases. AOXY is not a party to any leases except for the month to month lease of document storage space at Pacific Mini Storage, 1913 Sherman Street, Alameda, California.

         (o) Directors and Officers Compensation: Banks. Schedule 3l0) hereto contains a true an complete list showing (i) the names of all directors and officers of AOXY; (ii) the names of all persons whose compensation from AOXY for the period beginning July 1, 1995 and ending March 31, 1996 will equal or exceed ten thousand dollars ($ 10,000.00) together with a statement of the full amount paid or payable to each such person for services rendered or to be rendered in such period and the basis therefor; (iii) the name of each bank in which AOXY has an account, or safe deposit box, and the names of all persons authorized to draw thereon, or to have access thereto; (iv) the names of all persons holding powers of attorney from AOXY, and a summary statement of the terms thereof; and (v) all credit cards and similar accounts on which AOXY may be liable.

         (p) Status of Insurance. AOXY has no insurance.

         (q) Permits and Licenses. AOXY is not required to have permits, licenses, approvals, and authorization of all federal, state, local and foreign authorities and is presently not conducting any business.

         (r) Litigation. There is no action, suit, proceeding or investigation pending, or to the knowledge of AOXY threatened, against or affecting AOXY before any court, arbitrator or administrative or governmental body and AOXY is not presently subject to or in default in respect of any order, injunction or decree of any court or government instrumentality.

         (s) Compliance with Laws. Except as reflected on Schedule 3(s), AOXY is not in violation of any law, regulation or ordinance which violation would materially and adversely affect it or its operations.

         (t) Books of Accounts and Other Records. The books of account, and the minute books, stock certificate books and ledgers of AOXY at the Closing Date will, in all material respects, be correct and complete and such books of account and ledgers will fairly present the operations of AOXY in accordance with generally accepted accounting principles.

         (u) Employee Benefit Plans. AOXY is not party to any bonus, incentive compensation, profit-sharing, pension, retirement, stock purchase, stock option, deferred compensation, hospitalization, group insurance, death benefit, disability, collective bargaining and other fringe benefit plans, trust agreements, arrangements or commitments.

         (v) No Directed Selling Efforts in Regard to this Transaction. Neither AOXY nor any distributor, if any, participating in the offering of the Shares nor any person acting for AOXY or any such distributor has conducted any "directed selling efforts" as that term is defined in Regulation S under the Securities Act of 1933 ("Regulation S"). Such activity includes, without limitation, the mailing of printed material to investors residing in the United States, the holding of promotional seminars in the United States, the placement of advertisements with radio or television stations broadcasting in the United States or in publications with a general circulation in the United States, which discuss the offering of the Shares.

         (w) No Market Manipulation. AOXY has not taken, and will not take, directly or indirectly, any action designed to, or that might reasonably be expected to, cause or result in stabilization or manipulation of the price of the its stock to facilitate the sale or resale of the Shares or affect the price at which the Shares are purchasable.

         (x) Reporting Company. AOXY is a publicly-held company whose common stock is (and has been for the past 90 days) registered pursuant to Section 12(g) of the Securities Exchange Act of 1934 (the "1934 Act"). Pursuant to the provisions of the 1934 Act, AOXY has filed all reports and other materials required to be filed thereunder with the Securities and Exchange Commission during the preceding twelve months, except as otherwise disclosed herein and in the Schedules annexed hereto and made a part hereof.

         (y) Offer to Buy. No offer to buy the Shares was made to AOXY by any person in the United States.

         (z) Pre Arranged  Transaction.  The  transactions  contemplated by this
Agreement:

              (1) have not been pre-arranged with a purchaser who is in the United States or is a US Person; and

              (2) are not part of a plan or scheme to evade the registration provisions of the Securities Act of 1933 (the "1933 Act").

         (aa) Stop Transfer. AOXY has not issued, and provided nothing comes to AOXY's attention after the closing date that will cause it to believe in good faith that the issuance of the Shares was in contravention with any United States law, will not issue, any stop transfer order or other order impeding the sale and delivery of the Shares, or any underlying shares except for a stop order restricting the sale of the Shares into the United States or to, or for the account or benefit of, US Persons during the Restricted Period, as hereinafter defined.

    SECTION 4. "REPRESENTATIONS AND WARRANTIES OF PURCHASERS. Each Purchaser, as and for itself, severally and not jointly, represents and warrants to AOXY the following:

         (a) Organizing and Standing. (I) Each Purchaser is a corporation duly organized, validly existing, and in good standing under the laws of the place of its incorporation.

              (2) The copy heretofore delivered to AOXY, of the certificate of incorporation with all amendments to the date hereof are true, complete and correct.

              (3) Each Purchaser has no subsidiaries, except for those listed on
Schedule 4(a) hereto each of which is duly organized, validly existing, and in good standing under the laws of the place of its incorporation or organization.

         (b) Validity of Agreement Authority. This Agreement has been duly executed and delivered by the Purchasers and (assuming valid execution and delivery by the AOXY) is a valid and binding obligation enforceable in accordance with its terms.

         (c) Authority to take Action. (1) The execution and delivery of this Agreement and delivery of the subject shares and the carrying out of the provisions hereof will not contravene any provisions of law, any order, judgment and/or decree of any court or other governmental agency or each Purchaser's certificate of incorporation or charter, by-laws or any indenture, agreement or other instrument to which such Purchaser is a party or by which it may be bound, or by which any property owned by it may be bound.

              (2) All corporate and legal actions required to be taken in connection with this Agreement pursuant to the laws of any State or other governmental authority have been so taken.

         (d) Compliance with Laws. No Purchaser has received notice of any violation of any law, regulation or ordinance which violation would materially and adversely affect it or its operations.

         (e) Consents. No Purchaser requires consent, approval, registration, qualification or filing with any United States federal, state or local government authority or any foreign government authority in connection with such Purchaser's execution of this Agreement or consummation of the transactions contemplated hereby, other than the required filings with the United States Securities and Exchange Commission.

         (f) Information on Company. The Purchasers have been furnished with and have read AOXY's registration statement on Form S-1 declared effective by the Securities and Exchange Commission on July 7, 1993, and all of its Forms 10-Q and 8-K reports filed subsequent thereto, (collectively, with exhibits thereto, hereinafter referred to as the "Reports"). In addition, the Purchasers have received from AOXY such other information concerning its operations, financial condition and other matters as the Purchasers have requested, and considered all factors the Purchasers deem material in deciding on the advisability of investing in the Shares (such information in writing is collectively, the "Other Written Information").

         (g) Information on Purchasers. Each Purchaser is experienced in investments and business matters, has made investments of a speculative nature and with its representatives, has such knowledge and experience in financial, tax and other business matters as to enable such Purchaser to utilize the information made available by AOXY to evaluate the merits and risks of and to make an informed investment decision with respect to the proposed purchase. Each Purchaser has the authority and is duly and legally qualified to purchase and own the Shares.

         (h) Site and Condition of Sale. Each Purchaser is not a US Person (as that term is defined in Exhibit A attached hereto). Each Purchaser acknowledges that AOXY has not solicited this offer to purchase the Shares within the United States and that the sale of the Note and conversion into the Shares will not take place within the United States (for this purpose, the "United States" means the Unites States of America, its territories and possessions, and any state of the United States and the District of Columbia). Each Purchaser also acknowledges that the Shares have not been registered under the laws of any other country or jurisdiction and that AOXY takes no responsibility for complying with any such laws.

         (i) Investment Intent. Each Purchaser is subscribing for the Shares for its own account and benefit and not as a nominee or for the account of any other person or entity. Each Purchaser has no present intention of selling or distributing the Shares or any part thereof except for a sale in accordance with Regulation S, if available. Each Purchaser has sufficient financial resources to hold the Shares for an indefinite period of time.

         (j) No Market Manipulation Short Sales. Each Purchaser has not taken, and will not take, directly or indirectly, any action designed to, or that might reasonably be expected to, cause or result in a manipulation of the price of AOXY Shares (including making, or causing to be made, any short sales of AOXY's common stock) in order to facilitate the sale or resale of AOXY Shares or affect the price at which such shares are purchasable upon conversion of the Note.

         (k) No Offer in United States. No offer to buy the Shares was made to AOXY by any Purchaser in the United States.

         (1) No Pre-Arranged Transaction. The transactions contemplated by this Agreement with respect to the sale of the Shares to the Purchasers:

              (1) have not been pre-arranged with a purchaser who is in the United States or is a US Person; and

              (2) are not part of a plan or scheme to evade the registration provisions of the Securities and Exchange Act of I933 (the "Act").

         (m) No Directed Selling Efforts in Regard to this Transaction. To the best knowledge of each Purchaser with respect to the sale of the Shares to such Purchaser, neither AOXY nor any distributor, if any, participating in the offering of the Shares nor any person acting for AOXY or any such distributor has conducted any "directed selling efforts" as that term is defined in Regulation S. Such activity includes, without limitation, the mailing of printed material to investors residing in the United States, the holding of promotional seminars in the United States, the placement of advertisements with radio or television stations broadcasting in the United States or in publications with a general circulation in the United States, which discuss the offering of the Shares.

         (n) To Other Representations. Except as set forth in this Agreement, no representations or warranties, oral or otherwise, have been made to Purchasers, including without limitation, any representations concerning the future prospects of AOXY, by AOXY, by any agent of AOXY, any employees or affiliates of AOXY or by any other person whether or not associated with this transaction and in entering into this transaction Purchasers are not relying upon any information.

    SECTION 5. REGULATION S OFFERING. The sale of Shares hereby is being made pursuant to Rule 903(c)(2) of the Regulation S, and is intended to comply with the provisions of Regulation S. The Shares have not been and will not be registered under the 1933 Act or under the securities laws of any state or jurisdiction of the United States ("State Laws").

    SECTION 6. Transfer of Securities. The Shares may not be transferred or resold to any US Person until the 41st day from the date a Purchaser purchases the Shares (the "Restricted Period") and then only in accordance with the 1933 Act and applicable, State Laws. Each Purchaser agrees that it is solely responsible for compliance therewith with respect to any such transfer or resale.

    SECTION 7. CONDITIONS PRECEDENT TO PURCHASERS' OBLIGATION TO COMPLETE THE TRANSACTION. The obligation of each Purchaser to consummate the transactions described in Section 1 hereof is subject to the fulfillment of each of the following conditions prior to or at the Closing:

         (a) Delivery of Shares. Purchasers shall have received delivery of the Shares as contemplated herein.

         (b) Spin-off AOXY shall have spun-off good and marketable title to its rights to royalties from W. R. Grace (its only material asset) and certain liabilities including only amounts due to former employees as a result of the receipt of the royalties and notes payable to certain directors in the aggregate principal amount of $275,000 plus the interest earned thereon.

         (c) Other Creditors. AOXY shall have achieved settlement in an amount and on terms reasonably satisfactory to Purchasers of all of the liabilities of AOXY, including, without limitation, all accounts payable, if any, and other accrued expenses, if any.

         (d) Resignation of Directors and Officers. Upon appointment of directors chosen by Purchasers to fill the existing vacancies on the board of directors of AOXY, all directors and officers not so chosen by Purchasers shall have tendered to AOXY their resignations as directors and/or officers of AOXY.

         (e) Conversion of Preferred Stock. All of the issued and outstanding preferred stock of AOXY shall have been converted to common stock of AOXY except for 5,000 shares.

         (f)Representations and Warranties of AOXY. The representations and warranties made by AOXY herein shall be true and correct in all material respects.

         (g) No Actions or Proceeding. No action or proceeding shall be pending or threatened on the Closing Date wherein an unfavorable judgment, decree or order would prevent or make unlawful the carrying out of this Agreement or would cause the transaction contemplated by this Agreement to be rescinded or would require a Purchaser to divest itself of the shares to be acquired.

         It is understood that the certificates evidencing the Shares sold pursuant hereto may bear legends in substantially the following form:


          THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE BEEN OFFERED AND SOLD IN AN "OFFSHORE TRANSACTION" IN RELIANCE UPON REGULATION S AS PROMULGATED BY THE SECURITIES AND EXCHANGE COMMISSION. ACCORDINGLY, THE SHARES REPRESENTED BY THIS
          CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT") AND MAY NOT BE OFFERED FOR SALE, SOLD OR OTHERWISE TRANSFERRED IN THE UNITED STATES OR TO A "US PERSON" (AS DEFINED UNDER REGULATION S) EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT, OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE ACT, THE AVAILABILITY OF WHICH IS TO BE ESTABLISHED TO THE SATISFACTION OF THE COMPANY.

    SECTION 8. CONDITIONS PRECEDENT TO AOXY'S OBLIGATIONS TO COMPLETE THE TRANSACTION. The obligation of AOXY to consummate the transactions described m
Section 1 hereof is subject to the fulfillment of each of the following conditions prior to or at the Closing:

         (a) Purchase Price. AOXY shall have received the Purchase Price as contemplated herein.

         (b) Spin-off AOXY shall have spun-off good and marketable title to its rights to royalties from W. R. Grace (its only material asset) and certain liabilities including only amounts due to former employees as a result of the receipt of the royalties and notes payable to certain directors in the aggregate principal amount of $275,000 plus the interest earned thereon.

         (c) Management Services Agreement. Within 30 days of the date hereof, Purchasers, or their duly appointed agent, shall enter into a management services agreement for a period of one year on terms and conditions acceptable to AOXY.

         (d) presentations and Warranties of Purchasers. The representations and warranties made by the Purchasers herein shall be true and correct in all material respects.

         (e) No actions or proceedings. No action or proceeding shall be pending or threatened on the Closing Date wherein an unfavorable judgment, decree or order would prevent or make unlawful the carrying out of this Agreement or would cause the transaction contemplated by this Agreement to be rescinded.

         SECTION 9. SURVIVAL OF REPRESENTATIONS AND WARRANTIES. All representations and warranties contained herein or made in writing by the parties in connection with the transactions contemplated hereby shall survive the execution and delivery of this Agreement and the closing of the transactions contemplated by this Agreement, regardless of any investigation made by or on behalf of the parties or any payment for and acceptance of stock hereunder. All statements contained in any certificate, list, letter or other instrument delivered by or on behalf of the parties pursuant hereto or in connection with the transactions contemplated hereby (including statements, letters or certificates of independent parties such as public accountants or attorneys) shall constitute representations and warranties by the parties hereunder.

    SECTION 10. Indemnification. (a) Of AOXY. Each Purchaser agrees to defend, indemnify and hold harmless AOXY, its current officers, directors and stockholders against and in respect of (i) any and all losses, liabilities, damages, deficiencies, costs or expenses (including, without limitation reasonable attorneys fees and disbursements) resulting from (A) the breach of any covenant, warranty or agreement hereunder by such Purchaser or (B) any representations made by such Purchaser in this Agreement, not being complete and correct or being false and misleading or containing any material misstatement of fact or omitting any material fact required to be stated to make the statements therein not misleading; and (ii) any and all actions, suits, proceeding, claims, demands, assessments, judgments, costs and expenses (including, without limitation, reasonable attorneys fees and disbursements) incident to any of the foregoing; provided, however, that if any such action, suit or proceeding shall be asserted against AOXY, its current officers, directors and stockholders in respect of which AOXY, its current officers, directors and/or stockholders propose to demand indemnification, the Purchaser or Purchasers from whom indemnification is demanded, shall be promptly notified to that effect and shall have the right to assume the control of the defense, compromise or settlement thereof, including, at its or their own expense, employment of counsel reasonably acceptable to the person against whom such indemnification is sought.

         (b) Of Purchasers. AOXY agrees to defend, indemnify and hold harmless each Purchaser, its officers, directors and stockholders, against and in respect of (i) any and all losses, liabilities, damages, deficiencies, costs or expenses (including, without limitation reasonable attorneys fees and disbursements) resulting from (A) the breach of any covenant, warranty or agreement hereunder by AOXY or (B) any representations made by AOXY in this Agreement, not being complete and correct or being false and misleading or containing any material misstatement of fact or omitting any material fact required to be stated to make the statements therein not misleading; and (ii) any and all actions, suits, proceeding, claims, demands, assessments, judgments, costs and expenses (including, without limitation, reasonable attorneys fees and disbursements) incident to any of the foregoing; provided, however, that if any such action, suit or proceeding shall be asserted against a Purchaser in respect of which such Purchaser, its officers, directors and/or stockholders, proposes to demand indemnification, AOXY shall be promptly notified to that effect and AOXY shall have the right to assume the control of the defense, compromise or settlement thereof, including, at their own expense, employment of counsel reasonably acceptable to such Purchaser.

         (c) Payment. Any indemnification payments required pursuant to Section 10(a) and

10(b) hereof shall be paid in FULL within ten (10) days after receipt of notice specifying (i) the amount required to be paid and (ii) the nature of the event or events giving rise to indemnification hereunder.

         (d) Liability. The liability of the parties under this Section 10 shall be without limitation, and the failure of either of them to withhold amounts from any payments shall not act as a waiver of or diminish the obligations of parties under this Section 10.

         (e) Interest. Any and all amounts which may become due and payable pursuant to this Section 10 shall bear interest from the date when due to the date of payment at a percentage rate of twelve (12%) percent per annum.

    SECTION 11. COMMISSIONS FEES AND EXPENSES. Purchasers and AOXY each represent and warrant to the other that the negotiations relative to this Agreement and the transactions contemplated hereby have been carried on by Purchasers and AOXY directly and in such manner as not to give rise to any valid claim against either for a brokerage commission, finder's fee or other like payment except that AOXY is negotiating with Stephen Golub to compensate him as a finder. AOXY is responsible for and shall pay at closing the fees of Kieffer and Hahn, its counsel, in connection with the preparation an negotiation of the documentation in connection herewith and in connection with the closing of this transaction.

    SECTION 12. APPLICABLE LAW. This Agreement shall be governed by, and construed in accordance with, the law of the State of Delaware (other than its law with respect to conflicts of laws), including all matters of construction, validity and performance.

    SECTION 13. NOTICES. All notices, requests, permissions, waivers, and other communications hereunder shall be in writing and shall be deemed to have been duly given if signed by the respective persons giving them (in the case of any corporation the signature shall be by an officer thereof and delivered by hand, sent via facsimile transmission, nationally-recognized overnight courier service or deposited in the United States mail (registered, return receipt requested), properly addressed and postage prepaid to the intended recipient thereof to the address for such person on the signature page(s) hereof. All such notices, requests, consents and other communications shall be deemed to have been delivered (a) in the case of personal delivery or delivery by telescope, on the date of such delivery, (b) in the case of dispatch by nationally- recognized overnight courier, on the next business day following such dispatch and (c) in the case of mailing, on the third business day after the posting thereof Such names and addresses may be changed by such notice.

    SECTION 14. ENTIRE AGREEMENT; AMENDMENTS; HEADINGS; COUNTERPARTS . This Agreement, including the Schedules hereto, all of which are a part hereof, contains the entire understanding of the parties hereto with respect to the subject matter contained herein and therein, supersedes and cancels all prior agreements with respect hereto or thereto and may be amended only by a written instruments executed by the parties or their respective successors or assigns. There are no restrictions, promises, representations, warranties, agreements or undertakings of any party hereto with respect to the transactions under this Agreement other than those set forth herein or made hereunder in the documents delivered at each Closing. The section and paragraph headings contained in this Agreement and the description of exhibits attached hereto are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. This Agreement may be executed in one or more counterparts and each counterpart shall be deemed to be an original.

     SECTION 15. PARTIES IN INTEREST. Except with the express written consent of the other parties hereto, this Agreement shall not be assignable or otherwise transferred in whole or in part. This Agreement shall inure to the benefit of and be binding upon the parties and their respective successors. Nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies under or by reason of this Agreement.

     SECTION 16. SEVERABILITY. The invalidity of any portion hereof shall not affect the validity, force or effect of the remaining portions hereof.

     SECTION 17. FURTHER ASSURANCES. AOXY and Purchasers shall execute and deliver or cause to be executed and delivered such additional instruments, and take such other actions as the other party may reasonably request in writing in order to effectuate the purposes of this Agreement.

                     [Remainder of Page Intentionally Blank]

     [Counterpart Signature Page to Purchase Agreement of December 18, 1997]




         IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

                              PURCHASERS:


                                   ---------------------------------------------
                                                  [print name]


ATTEST:                            By:
                                      ------------------------------------------
                                      Name:
-----------------------------         Title:
       Secretary

                                   Address for Notices:

                                   ---------------------------------------------

                                   ---------------------------------------------

                                   ---------------------------------------------


                                   ADVANCED OXYGEN TECHNOLOGIES, INC.

                                   By: /s/ Harry Edelson
                                      ------------------------------------------
                                      Name:  Harry Edelson
                                      Title:  Chairman


                                   Address for Notices

                                   c/o ETP
                                   300 Tice Boulevard, Woodcliffe Lake, NJ
                                   Telecopier:  (201) 930-8899

     [Counterpart Signature Page to Purchase Agreement of December 18, 1997]



         IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

                              PURCHASERS:

                                   Crossland Ltd. (Belize)
                                   ---------------------------------------------
                                                  [print name]


ATTEST:                            By:  /s/ L.H. Osterlolt
                                      ------------------------------------------
Bahamas Company Services Ltd.         Name:  L.H. Osterlolt
                                      Title:  Vice President
/s/ Annabel Howorth
-------------------------------
      Secretary
                                   Address for Notices:

                                   Crossland, Ltd. (Belize)
                                   104B Saffrey Square
                                   Bank Lane and Bay Street
                                   Box N-1612
                                   Nassau, Bahamas


                                   ADVANCED OXYGEN TECHNOLOGIES, INC.

                                   By:
                                      ------------------------------------------
                                      Name:  Harry Edelson
                                      Title:  Chairman


                                   Address for Notices

                                   c/o ETP
                                   300 Tice Boulevard, Woodcliffe Lake, NJ
                                   Telecopier:  (201) 930-8899

     [Counterpart Signature Page to Purchase Agreement of December 18, 1997]




         IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

                              PURCHASERS:

                                   Coastal Oil, Ltd.
                                   ---------------------------------------------
                                                  [print name]


ATTEST:                            By:  /s/ Dr. M. Noguera
                                      ------------------------------------------
   Illegible                          Name:  M. Noguera
-----------------------------         Title:  President
       Secretary

                                   Address for Notices:

                                   Coastal Oil, Ltd.
                                   40 Santa Rita Road
                                   Corozal, Belize, Central America



                                   ADVANCED OXYGEN TECHNOLOGIES, INC.

                                   By:
                                      ------------------------------------------
                                      Name:  Harry Edelson
                                      Title:  Chairman


                                   Address for Notices

                                   c/o ETP
                                   300 Tice Boulevard, Woodcliffe Lake, NJ
                                   Telecopier:  (201) 930-8899

     [Counterpart Signature Page to Purchase Agreement of December 18, 1997]




         IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

                              PURCHASERS:

                                   Easternstar Ltd.
                                   ---------------------------------------------
                                                  [print name]


ATTEST:                            By:  /s/ Roberta Montgomery
                                      ------------------------------------------
Bahamas Company Services Ltd.         Name:  Roberta Montgomery
       Illegible                      Title:  Vice President
--------------------------------
       Secretary

                                   Address for Notices:

                                   Eastern Star, Ltd.
                                   104B Saffrey Square
                                   Bank Lane and Bay Street
                                   Box N-1612
                                   Nassau, Bahamas


                                   ADVANCED OXYGEN TECHNOLOGIES, INC.

                                   By:
                                      ------------------------------------------
                                      Name:  Harry Edelson
                                      Title:  Chairman


                                   Address for Notices

                                   c/o ETP
                                   300 Tice Boulevard, Woodcliffe Lake, NJ
                                   Telecopier:  (201) 930-8899

     [Counterpart Signature Page to Purchase Agreement of December 18, 1997]




         IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

                              PURCHASERS:


                                   Crossland Ltd. (Belize)
                                   ---------------------------------------------
                                                  [print name]


ATTEST:                            By:  /s/ Anthony J.R. Howorth
                                      ------------------------------------------
Bahamas Company Services Ltd.         Name:  Anthony J.R. Howorth
                                      Title:  President
/s/ Pauline Cox
--------------------------------
       Secretary

                                   Address for Notices:

                                   Crossland, Ltd. (Belize)
                                   60 Market Street
                                   P.O. Box 364
                                   Belize City, Belize, Central America


                                   ADVANCED OXYGEN TECHNOLOGIES, INC.

                                   By:
                                      ------------------------------------------
                                      Name:  Harry Edelson
                                      Title:  Chairman


                                   Address for Notices

                                   c/o ETP
                                   300 Tice Boulevard, Woodcliffe Lake, NJ
                                   Telecopier:  (201) 930-8899

     [Counterpart Signature Page to Purchase Agreement of December 18, 1997]


         IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

                              PURCHASERS:


                                   ---------------------------------------------
                                                  [print name]

ATTEST:                            By:
                                      ------------------------------------------
-------------------------------       Name:
       Secretary                      Title:


                                   Address for Notices:

                                   ---------------------------------------------

                                   ---------------------------------------------

                                   ---------------------------------------------


                                   ADVANCED OXYGEN TECHNOLOGIES, INC.

                                   By: /s/ Harry Edelson
                                      ------------------------------------------
                                      Name:  Harry Edelson
                                      Title:  Chairman


                                   Address for Notices

                                   c/o ETP
                                   300 Tice Boulevard, Woodcliffe Lake, NJ
                                   Telecopier:  (201) 930-8899

                                   EXHIBIT A
                                   ---------

                                   US PERSON

1. "US Person" means:

     (i)    Any natural person resident in the United States;

     (ii) Any partnership or corporation organized or incorporated under the laws of the United States;

     (iii)  Any estate of which any executor or administrator is a US person;

     (iv)   Any trust of which any trustee is a US person;

     (v)    Any  agency  or branch of a foreign  entity  located  in the  United
            States;

     (vi) Any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a US person;

     (vii) Any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated, or (if an individual) resident in the United States; and

     (viii) Any partnership or corporation if: (A) organized or incorporated under the laws of any foreign jurisdiction; and (B) formed by a US person principally for the purpose of investing in securities not registered under the Act, unless it is organized or incorporated, and owned, by accredited investors (as defined in Rule 501(a)) who are not natural persons, estates or trusts.

2. Notwithstanding paragraph I of this rule, any discretionary account or similar account (other than an estate or trust) held for the benefit or account of a non-US person by a dealer or other professional fiduciary organized, incorporated, or (if an individual) resident in the United States shall not be deemed a "US person."

3. Notwithstanding paragraph 1, any estate of which any professional fiduciary acting as executor or administrator is a US person shall not be deemed a US person if:

     (i) An executor or administrator of the estate who is not a US person has sole or shared investment discretion with respect to the assets of the estate; and

     (ii)   The estate is governed by a foreign law.

4. Notwithstanding paragraph I, any trust of which any professional fiduciary acting as Trustee, is a US person shall not be deemed a US person if a trustee who is not a US person has sole or shared investment discretion with respect to the trust assets, and no beneficiary of the trust (and no settler if the trust is revocable) is a US person.

5. Notwithstanding paragraph 1, an employee benefit plan established and administered in accordance with the law of a country other than the United States and customary practices and documentation of such country shall not be deemed a US person.

6. Notwithstanding paragraph 1, any agency or branch of a US person located outside the United States shall not be deemed a "US person" if:

     (i)    The agency or branch operates for valid business reasons; and

     (ii)   The agency or branch is  engaged in the  business  of  insurance  or
            banking  and  is  subject  to   substantive   insurance  or  banking
            regulation, respectively, in the jurisdiction where located.

7. The International Monetary Fund, the International Bank for Reconstruction and Development, the Inter-American Development Bank, the Asian Development Bank, the African Development Bank, the United Nations, and their agencies, affiliates and pension plans, and any other similar international organizations, their agencies, affiliates and pension plans shall not be deemed "US persons."

                                 Schedule 4(a)

                            Purchasers' Subsidiaries
                            ------------------------


                                      NONE

                                 Schedule 3(s)

                              Compliance with Laws
                              --------------------


AOXY has not held an annual meeting since October, 1993. AOXY's qualification to transact business in California has not been maintained.

                                 Schedule 3(o)


Directors:

     Harry Edelson
     Emile A. Battat
     Richard O. Jacobson
     Albert James

Officers:

     Harry Edelson            Chairman of the Board and
                                Chief Executive Officer, President, Chief
                                Financial Officer and Director

Banks:

     None

                                 Schedule 3(m)

                               Contracts of AOXY
                               -----------------

In August 1995 in order to retain senior management, AOXY agreed to pay Mr. Kopetz, Ms. Castle and David Overmyer, AOXY's controller, a bonus if AOXY successfuly completed a sale of AOXY or its technology by May 31, 1995. The bonus would equal 55 of the first million dollars of the gross proceeds from the Patent Sale, 4% of the next million dollars of such gross proceeds, 3% of the third million, 2% of the fourth million and 1% of all amounts received from the Patent Sale over 4 million. This bonus is shared equally by Mr. Kopetz, Ms. Castle and Mr. Overmyer. Upon the closing, they received, in the aggregate $16,750.00 or $5,583.33 each. As no other royalties have been received to date from W.R. Grace, no additional sums have been paid. All such bonus is payable only from the Grace royalty. At closing, the above mentioned liabilities of AOXY shall have been assigned to and assumed by AOXY Liquidation Inc. with the consent of the creditors.

                                 Schedule 1.01

                                   Purchasers
                                   ----------

                                                       Number of     Number of
Name                                      $ Amount     Sale Shares   Comp.Shares
------------------------------------      ----------   -----------   -----------

Crossland, Ltd. (Belize)                  $15,000.00   1,500,000     4,437,500
60 Market Square
PO Box 364
Belize City, Belize, Central America

Eastern Star, Ltd.                        $15,000.00   1,500,000     4,437,500
104B Saffrey Square
Bank Lane and Bay Street
Box N-1612
Nassau, Bahamas

Costal Oil, Ltd.                          $15,000.00   1,500,000     4,437,500
40 Santa Rita Road
Corazal, Belize, Central America

Crossland, Ltd. 104B Saffrey Square       $15,000.00   1,500,000     4,437,500
Bank Lane and Bay Street
Box N-1612
Nassau, Bahamas

                                                                 Exhibit B
                                                                 Execution (iii)

                               PURCHASE AGREEMENT

                               ------------------



         THIS AGREEMENT made as of the 18th day of December, 1997, (herein, together with the Schedules attached hereto, referred to as "Agreement") by and among the persons listed on Schedule 1 hereto (herein referred to collectively as "Purchasers" and each a "Purchaser") and the persons listed on Schedule 2 hereto (herein referred to collectively as "Sellers" and each a "Seller").

         In reliance upon the representations and warranties made herein and in consideration of the mutual agreements herein contained the parties hereby agree as follows:

     SECTION 1. SALE AND PURCHASE OF STOCK.

         1.01 Sale of Stock to Purchasers. Sellers shall at the closing of the transactions hereinafter provided sell, transfer, assign and deliver to Purchasers an aggregate of eight hundred thousand (800,000) shares (the "Shares") of the capital stock of Advanced Oxygen Technologies, Inc., a Delaware Corporation, ("AOXY") in an amount to each Purchaser as set forth on Schedule 2 hereto.

         1.02 Consideration for Stock. In consideration of the sale of the Shares, (a) Purchasers shall pay to Sellers the aggregate amount of US$10,000 (the "Purchase Price") in the form of an official bank check or a certified check of the Purchasers payable to each Seller in the amount specified on
Schedule 1 hereto and (b) Seller shall be retained by AOXY as a consultant for one month on an "as available" basis in consideration of 450,000 shares of common stock of AOXY delivered by AOXY to Seller at the Closing which shares shall be registered by AOXY on Form S-8, or such other form as available, as soon as practicable after Closing, and shall have full "piggyback" registration rights in any other registration of securities of AOXY.

         1.03 Transactions on the Closing Date. (a) Delivery of Shares. At the Closing, Sellers will deliver to Purchasers stock certificates, representing the shares duly endorsed for transfer with their respective signatures guaranteed in form acceptable to the transfer agent of AOXY; and

              (b) Delivery of Consideration. At the Closing, Purchasers will deliver to each Seller an official bank check or a certified check of the Purchasers payable to each Seller in the amount of the Purchase Price payable to such Seller as set forth on Schedule 1.

              (c) Resignations. Resignations of all of the directors and officers of AOXY other than those designated in writing by Purchasers prior to the Closing Date to remain on the board or in office; and

              (d)  Documents.   Each  of  the  documents  contemplated  by  this
Agreement.

     SECTION 2. CLOSING. The Closing will take place at the offices of Kieffer and Hahn, 111 Broadway, New York, New York 10006, at 10:00 A.M. on the date of execution and delivery hereof by all of the parties.

     SECTION 3. REPRESENTATIONS AND WARRANTIES OF SELLERS. Each Seller, as and for himself or itself, severally and not jointly, represents and warrants the following to the best of his or its knowledge without independent investigation:

         (a) Organization and Standing. (1) AOXY is a corporation duly organized, validly existing, and in good standing under the laws of the State of Delaware, the State of its incorporation, and is authorized to conduct business in and is in good standing in each jurisdiction in which the character of the properties owned by it or the nature of the business transacted by it makes such license or qualification necessary.

              (2) The certified copies heretofore delivered to AOXY, of the certificate of incorporation, of all licenses to transact business and of the by-laws of AOXY with all amendments to the date hereof are true, complete and correct.

              (3) AOXY has no subsidiaries.

         (b) Capital Stock. (1) The capital stock of AOXY consists of (A) thirty million (30,000,000) shares of common stock, par value one cent (US $0.01) per share of which five million six hundred ninety-six thousand two hundred fifty-two (5,696,252) shares have been validly issued and are fully paid and are non-assessable and are fully transferable, three hundred fifty four thousand (354,000) shares which shall be issued upon conversion of 177,000 shares of preferred stock (172,000 shares of preferred stock shall be converted into 344,000 shares on the date of Closing) and one hundred forty five thousand (145,000) shares of which shall be issued upon exercise of options and (B) ten million (10,000,000) shares of preferred stock par value one cent (US $.01) per share of which 177,000 (172,000 shares of preferred stock shall be converted into 344,000 shares on the date of Closing) shares have been validly issued and are fully paid and are non-assessable and are fully transferable.

              (2) None of the issued and outstanding shares is subject to any voting trust agreement or other agreement relating to the voting thereof.

              (3) None of the authorized but unissued shares of AOXY are subject to any warrants, obligations, subscriptions, options, convertible securities or other commitments under which they are or may be required to be issued.

              (4) No transfer tax will be payable with respect to the issuance of AOXY's stock contemplated hereby.

         (c) Stock Ownership. Each Seller shall issue to Purchasers at Closing authorized common stock of AOXY which is free and clear of any encumbrances, liens or restrictions on sale, other than those applicable to restricted securities as defined under the rules and regulations promulgated by the Securities and Exchange Commission.

         (d) Validity of Agreement; Authority. This Agreement has been duly executed and delivered by each Seller and (assuming valid execution and delivery by Purchasers) is a valid and binding obligation, enforceable in accordance with its terms.

         (e) Authority to take Action. (1) The execution and delivery of this Agreement and delivery of the subject shares and the carrying out of the provisions hereof will not contravene any provisions of law, any order, judgment and/or decree of any court or other governmental agency or each Seller's certificate of incorporation, by-laws, charter, partnership agreement, if any, or any indenture, agreement or other instrument to which a Seller is a party or by which a Seller may be bound, or by which any property owned by a Seller may be bound.

              (2) All legal actions required to be taken in connection with this Agreement pursuant to the laws of any State or other governmental authority have been so taken.

         (f) Accounts Receivable. AOXY has no accounts receivable.

         (g) Liabilities of AOXY. AOXY has no liabilities or obligations of any nature, whether accrued, absolute, contingent or otherwise, including, without limitation, tax liabilities due or to become due, except for (1) approximately US$45,000 of accounts payable, (2) the fees and expenses of counsel in connection herewith and (3) amounts due and payable to certain of its directors as evidenced by Promissory Notes issued to such persons in the aggregate principal amount of $275,000 plus the interest accrued thereon which are to be spun-off to the liquidating trust as set forth in section.

         (h) No Dividends or Distributions. Since June 30, 1995, AOXY has not declared, set aside or paid to its stockholder any dividend or other distribution in respect of its capital stock or redeemed or purchased or otherwise acquired any of its capital stock or agreed to take any such action.

         (i) Absence of Material Changes or Events. Except for matters publicly disclosed on (1) AOXY's Proxy Statement in connection with the sale of its oxygen control technology to W.R. Grace ("Grace") in February 1995; (2) AOXY's Reports on Form 10-KSB with respect to AOXY's fiscal years ended June 30, 1993, 1994 and 1995 and (3) AOXY's Reports on Form 10-Q for the quarters ending September 30, 1995 and December 31, 1995 and AOXY's 8-K's filed prior hereto copies of which have been heretofore delivered to Sellers, since June 30, 1995 there has been no event or condition of any character, materially and adversely affecting AOXY's financial position, assets, liabilities (contingent or otherwise), results of operation, business or business prospects, and AOXY has not:

              (1) Incurred any obligation or liability (absolute, accrued, contingent, or otherwise) except in the ordinary course of business or except in connection with the performance of this Agreement;

              (2) Mortgaged, pledged or subjected to lien, charge or other encumbrance, any of its assets, tangible or intangible;

              (3) Sold or transferred any of its assets or canceled any debts or claims, or waived any right of substantial value;

              (4) Made or committed to make any single capital expenditure in excess of five hundred dollars ($500.00), or capital expenditures in excess of one thousand dollars ($1,000.00) in the aggregate or purchased or contracted to purchase any land;

              (5) Sustained any damage, destruction or loss of its property in excess of five hundred dollars ($500.00) whether or not covered by insurance;

              (6) Increased the compensation payable or to become payable by AOXY to any of its officers, employees or agents, or any bonus payment or arrangement made to or with any of them;

              (7) Agreed to modify in any material respect any contract or other instrument to which AOXY is a party except for the patent purchase agreement with Grace;

              (8) Increased or changed the medical insurance provided for the benefit of its employees and their families.

              (9) Increased or changed the amount of disability insurance provided for the benefit of its employees;

              (10) Entered into any transaction other than in the ordinary course of business; or

              (11) Made any material change in any method of accounting or any accounting practice.

         (j) Title to Property. AOXY has no material assets.

         (k) Buildings, Equipment and Motor Vehicles. AOXY is the owner of no buildings, equipment or motor vehicles.

         (l) Tax Status. (1) AOXY has heretofore furnished to Sellers true and complete copies of all federal, state, local and foreign income tax returns of AOXY filed for the three (3) years ended June 30, 1995. Said tax returns of AOXY have not been audited by the applicable taxing authorities. No agreements made by AOXY for an extension of time for the assessment of any tax are now in effect. All taxes, including interest and penalties thereon, shown on said tax returns to be due and payable by AOXY, or required to be withheld by AOXY on or before the date hereof, have been paid or fully reserved for and withheld and no formal written claim for any tax, assessment or levy for which AOXY may become liable exists which has not been settled.

              (2) All other taxes, due and payable at the Closing Date, of any kind whatsoever, including, but not limited to, estimated income tax, franchise tax, excise tax, doing business tax, payroll tax, personal property tax, use tax and sales tax have been paid or fully reserved for and withheld.

         (m) Status of Contracts. Except as reflected on Schedule 3(m). AOXY is not a party to any written or oral (i) contract for the employment of any officer or individual employee, or any pension, profit sharing, bonus, retirement, stock option or similar incentive or deferred compensation plan or arrangement in effect with its officers, employees or others; (ii) continuing contract for the acquisition of real estate or fixed assets; (iii) financing arrangement involving the mortgaging, pledging or other hypothecation of assets or involving borrowing which may not be repaid in part or in full on not more than thirty (30) days' notice with reference to unearned or amortized discount and without premium or penalty; (iv) contract with any labor union; (v) continuing contract for the future purchase of materials or supplies; (vi) contract with any agent, representative or distributor; (vii) any instrument evidencing or related to indebtedness for borrowed money, or pursuant to which AOXY is obligated to borrow money; (viii) any contract, arrangement or understanding under which AOXY has assumed, guaranteed, endorsed, or otherwise become liable in connection with the obligation of any individual, partnership, corporation or other entity; (ix) any contract not included in any of the foregoing which involves payment by AOXY of more than five hundred dollars ($500.00). True and complete copies of all items listed in Schedule 3(m) have been delivered to AOXY. The parties to such instruments have complied with all the provisions thereof, and they are not in default under any of them.

         (n) Status of Leases. AOXY is not a party to any leases except for the lease of document storage space at Pacific Mini Storage, 1913 Sherman Street, Alameda, California.

         (o) Directors and Officers; Compensation; Banks. Schedule 3(o) hereto contains a true an complete list showing (i) the names of all directors and officers of AOXY; (ii) the names of all persons whose compensation from AOXY for the period beginning July 1, 1995 and ending March 31, 1996 will equal or exceed ten thousand dollars ($10,000.00) together with a statement of the full amount paid or payable to each such person for services rendered or to be rendered in such period and the basis therefor; (iii) the name of each bank in which AOXY has an account, or safe deposit box, and the names of all persons authorized to draw thereon, or to have access thereto; (iv) the names of all persons holding powers of attorney from AOXY, and a summary statement of the terms thereof; and
(v) all credit cards and similar accounts on which AOXY may be liable.

         (p) Status of Insurance. AOXY has no insurance.

         (q) Permits and Licenses. AOXY is not required to have permits, licenses, approvals, and authorization of all federal, state, local and foreign authorities and is presently not conducting any business.

         (r) Litigation. There is no action, suit, proceeding or investigation pending, or to the knowledge of AOXY threatened, against or affecting AOXY before any court, arbitrator or administrative or governmental body and AOXY is not presently subject to or in default in respect of any order, injunction or decree of any court or government instrumentality.

         (s) Compliance with Laws. Except as reflected on Schedule 3(s), AOXY is not in violation of any law, regulation or ordinance which violation would materially and adversely affect it or its operations.

         (t) Books of Accounts and Other Records. The books of account, and the minute books, stock certificate books and ledgers of AOXY at the Closing Date will, in all material respects, be correct and complete and such books of account and ledgers will fairly present the operations of AOXY in accordance with generally accepted accounting principles.

         (u) Employee Benefit Plans. AOXY is not party to any bonus, incentive compensation, profit-sharing, pension, retirement, stock purchase, stock option, deferred compensation, hospitalization, group insurance, death benefit, disability, collective bargaining and other fringe benefit plans, trust agreements, arrangements or commitments.

     SECTION 4. REPRESENTATIONS AND WARRANTIES OF PURCHASERS. Each Purchaser, as and for itself or himself, severally and not jointly, represents and warrants the following:

         (a) Organization and Standing. (1) Each corporate Purchaser is a corporation duly organized, validly existing, and in good standing under the laws of the place of its incorporation.

              (2) The copy heretofore delivered to Sellers, of the certificate of incorporation or charter of each corporate Purchaser with all amendments to the date hereof are true, complete and correct.

              (3) Each corporate Purchaser has no subsidiaries, except as set forth on Schedule 4(a).

         (b) Validity of Agreement; Authority. This Agreement has been duly executed and delivered by the Purchasers and (assuming valid execution and delivery by the Sellers) is a valid and binding obligation of each Purchaser, enforceable in accordance with its terms.

         (c) Authority to take Action. (1) The execution and delivery of this Agreement and delivery of the subject shares and the carrying out of the provisions hereof will not contravene any provisions of law, any order, judgment and/or decree of any court or other governmental agency or any corporate Purchaser's certificate of incorporation or charter, by-laws or any indenture, agreement or other instrument to which any Purchaser is a party or by which it may be bound, or by which any property owned by it may be bound.

              (2) All corporate and legal actions required to be taken in connection with this Agreement pursuant to the laws of any State or other governmental authority have been so taken.

         (c) Compliance with Laws. No Purchaser has received notice of any violation of any law, regulation or ordinance which violation would materially and adversely affect it or its operations.

         (d) Consents. No Purchaser is required to obtain consent, approval, registration, qualification or filing with any United States federal, state or local government authority or any foreign government authority in connection with such Purchaser's execution of this Agreement or consummation of the transactions contemplated hereby, other than the required filings with the United States Securities and Exchange Commission.

         (e) Investment Purposes. Each Purchaser is acquiring the Shares for investment, for its own account, and not with a view to, or for resale in connection with, any distribution of any part thereof. Each Purchaser acknowledges that each Seller is selling the Shares hereunder in reliance upon an exemption from the registration provisions of the Securities Act of 1933, as amended (the "Act") which depends upon, among other things, the bona fide nature of the investment intent and accuracy of such Purchaser's representations as expressed herein. Each Purchaser is able to fend for itself, can bear the economic risk of this investment and has such knowledge and experience in financial or business matters that it can evaluate the merits and risks of the investment. Each Purchaser, except for Robert E. Wolfe, is an "accredited investor" within the meaning of Rule 501(a) of Regulation D promulgated under the Securities Act.

         Except as set forth in this Agreement, no representations or warranties, oral or otherwise, have been made to Purchasers, including without limitation, any representations concerning the future prospects of AOXY, by any Seller, by any agent of any Seller, any employees or affiliates of any Seller or by any other person whether or not associated with this transaction and in entering into this transaction Purchaser is not relying upon any information.

         Without in any way limiting the representations set forth above, Purchaser further agrees not to make any disposition of all or any portion of the Shares that constitutes "restricted securities" delivered pursuant hereto unless (1) there is then in effect a Registration Statement under the Act covering the proposed disposition and disposition is made according to the Registration Statement; or (2) the transferee has agreed in writing for the benefit of AOXY to be bound by the restrictions set forth in this section, to the extent applicable; and each Purchaser has furnished AOXY with an opinion of counsel, reasonably satisfactory to AOXY, that such disposition will not require registration of the shares under the Act.

     SECTION 5. CONDITIONS PRECEDENT TO PURCHASERS' OBLIGATION TO COMPLETE THE TRANSACTION. The obligation of each Purchaser to consummate the transactions described in Section 1 hereof is subject to the fulfillment of each of the following conditions prior to or at the Closing:

         (a) Delivery of Shares. Each Purchaser shall have received delivery of the Shares as contemplated herein.

         (b) Spin-off. AOXY shall have spun-off good and marketable title to its rights to royalties from W. R. Grace (its only material asset) and certain liabilities including only amounts due to former employees as a result of the receipt of the royalties and notes payable to certain directors in the aggregate principal amount of $275,000 plus the interest earned thereon.

         (c) Other Creditors. AOXY shall have achieved settlement in an amount and on terms reasonably satisfactory to each Purchaser of all of the liabilities of AOXY, including, without limitation, all accounts payable, if any, and other accrued expenses, if any.

         (d) Resignation of Directors and Officers. Upon appointment of directors chosen by Purchasers to fill the existing vacancies on the board of directors of AOXY, all directors and officers not so chosen by Purchasers shall have tendered to AOXY their resignations as directors and/or officers of AOXY.

         (e) Conversion of Preferred Stock. All of the issued and outstanding preferred stock of AOXY shall have been converted to common stock of AOXY except for 5,000 shares.

         (f) Stock Acquisition  Agreement.  The transaction  contemplated in the
Stock Acquisition Agreement, dated the date hereof, among AOXY and the purchasers, parties thereto, related to the sale by AOXY of 23,750,000 shares of the common stock of AOXY shall have closed simultaneously herewith.

         (g) Representations and Warranties of Sellers. The representations and warranties made by each Seller herein shall be true and correct in all material respects.

         (h) No actions or proceedings. No action or proceeding shall be pending or threatened on the Closing Date wherein an unfavorable judgment, decree or order would prevent or make unlawful the carrying out of this Agreement or would cause the transaction contemplated by this Agreement to be rescinded or would require a Purchaser to divest itself of the shares to be acquired.

         It is understood that the certificates evidencing the Shares sold pursuant hereto may bear legends in substantially the following form:

         THE SECURITIES REPRESENTED BY THIS CERTIFICATION HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT, THESE SECURITIES MAY NOT BE SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN APPLICABLE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SAID ACT AND UPON OBTAINING AN OPINION OF COUNSEL (WHICH MAY BE COUNSEL TO THE COMPANY) SATISFACTORY TO THE COMPANY THAT SUCH DISPOSITION MAY BE MADE WITHOUT REGISTRATION UNDER SAID ACT, OR UNLESS SOLD PURSUANT TO RULE 144.

     SECTION 6. CONDITIONS PRECEDENT TO SELLERS' OBLIGATION TO COMPLETE THE TRANSACTION. The obligation of each Seller to consummate the transactions described in Section 1 hereof is subject to the fulfillment of each of the following conditions prior to or at the Closing:

         (a) Purchase Price. Each Seller shall have received the purchase price to which each such Seller is entitled hereunder.

         (b) Spin-off. AOXY shall have spun-off good and marketable title to its rights to royalties from W. R. Grace (its only material asset) and certain liabilities including only amounts due to former employees as a result of the receipt of the royalties and notes payable to certain directors in the aggregate principal amount of $275,000 plus the interest earned thereon.

         (c) Representations and Warranties of Purchasers. The representations and warranties made by the Purchasers herein shall be true and correct in all material respects.

         (d) No actions or proceedings. No action or proceeding shall be pending or threatened on the Closing Date wherein an unfavorable judgment, decree or order would prevent or make unlawful the carrying out of this Agreement or would cause the transaction contemplated by this Agreement to be rescinded.

     SECTION 7. SURVIVAL OF REPRESENTATIONS AND WARRANTIES. All representations and warranties contained herein or made in writing by the parties in connection with the transactions contemplated hereby shall survive the execution and delivery of this Agreement and the closing of the transactions contemplated by this Agreement, regardless of any investigation made by or on behalf of the parties or any payment for and acceptance of stock hereunder. All statements contained in any certificate, list, letter or other instrument delivered by or on behalf of the parties pursuant hereto or in connection with the transactions contemplated hereby (including statements, letters or certificates of independent parties such as public accountants or attorneys) shall constitute representations and warranties by the parties hereunder.

     SECTION 8. INDEMNIFICATION. (a) Of Sellers and AOXY. Each Purchaser agrees to defend, indemnify and hold harmless Sellers and AOXY against and in respect of (i) any and all losses, liabilities, damages, deficiencies, costs or expenses (including, without limitation reasonable attorneys fees and disbursements) resulting from (A) the breach of any covenant, warranty or agreement hereunder by such Purchaser or (B) any representations made by such Purchaser in this Agreement, not being complete and correct or being false and misleading or containing any material misstatement of fact or omitting any material fact required to be stated to make the statements therein not misleading; and (ii) any and all actions, suits, proceeding, claims, demands, assessments, judgments, costs and expenses (including, without limitation, reasonable attorneys fees and disbursements) incident to any of the foregoing; provided, however, that if any such action, suit or proceeding shall be asserted against Sellers and AOXY in respect of which Sellers or AOXY propose to demand indemnification, such Purchaser shall be promptly notified to that effect and shall have the right to assume the control of the defense, compromise or settlement thereof, including, at their own expense, employment of counsel reasonably acceptable to Sellers.

         (b) Of Purchasers. Each Seller, severally and not jointly, agrees to defend, indemnify and hold harmless Purchasers against and in respect of (i) any and all losses, liabilities, damages, deficiencies, costs or expenses (including, without limitation reasonable attorneys fees and disbursements) resulting from (A) the breach of any covenant, warranty or agreement hereunder by such Seller or (B) any representations made by such Seller in this Agreement, not being complete and correct or being false and misleading or containing any material misstatement of fact or omitting any material fact required to be stated to make the statements therein not misleading; and (ii) any and all actions, suits, proceeding, claims, demands, assessments, judgments, costs and expenses (including, without limitation, reasonable attorneys fees and disbursements) incident to any of the foregoing; provided, however, that if any such action, suit or proceeding shall be asserted against a Purchaser in respect of which such Purchaser proposes to demand indemnification, all Sellers shall be promptly notified to that effect and the Seller or Sellers against whom indemnification is sought shall have the right to assume the control of the defense, compromise or settlement thereof, including, at their own expense, employment of counsel reasonably acceptable to such Purchaser.

         (c) Payment. Any indemnification payments required pursuant to Section 8(a) and 8(b) hereof shall be paid in full within ten (10) days after receipt of notice specifying (i) the amount required to be paid and (ii) the nature of the event or events giving rise to indemnification hereunder.

         (d) Liability. The liability of the parties under this Section 8 shall be without limitation, and the failure of either of them to withhold amounts from any payments shall not act as a waiver of or diminish the obligations of parties under this Section 8.

         (e) Interest. Any and all amounts which may become due and payable pursuant to this Section 8 shall bear interest from the date when due to the date of payment at a percentage rate of twelve (12%) percent per annum.

     SECTION 9. COVENANT OF PURCHASERS. Purchasers covenant and agree that in the event that within 36 months of the date of the Closing 1,400,000 shares of common stock of AOXY (being the approximate number of shares retained by all of the Sellers as at the Closing Date) do not have an aggregate market value for any 10 consecutive day period (being the closing price for 10 consecutive trading days of the securities on the NASDAQ or any other National Securities Exchange on which the common stock of AOXY, or its successor in interest, is traded) equal to or greater than US$750,000 less the "value" of any dividends paid per share on 1,400,000 shares of common stock of AOXY (the "value" of any such dividends being determined on the date of distribution of any such dividend, if in cash - at the cash value or, if in securities - at the per share closing price of the securities on the date of distribution and, if none, then at the per share closing bid price on the date of distribution), then AOXY, or its successor in interest, or the Purchasers, on a pro rata basis, shall deliver to the AOXY Management Trust, a New Jersey trust, the number of shares of common stock of AOXY, or its successor in interest, to bring the value of 1,400,000 plus the value (as defined above) of any dividends per share paid on $1,400,000 shares of common stock of AOXY, to US$750,000, whether or not any of such shares are then held by any Seller.

     SECTION 10. COMMISSIONS, FEES AND EXPENSES. Purchasers and Sellers each represent and warrant to the other that the negotiations relative to this Agreement and the transactions contemplated hereby have been carried on by Purchaser and Sellers directly and in such manner as not to give rise to any valid claim against either for a brokerage commission, finder's fee or other like payment. AOXY is responsible for and shall pay at closing the fees and disbursements of Kieffer and Hahn, its counsel, in connection with this Agreement and the closing of the transactions contemplated herein.

     SECTION 11. APPLICABLE LAW. This Agreement shall be governed by, and construed in accordance with, the law of the State of Delaware (other than its law with respect to conflicts of laws), including all matters of construction, validity and performance.

     SECTION 12. NOTICES. All notices, requests, permissions, waivers, and other communications hereunder shall be in writing and shall be deemed to have been duly given if signed by the respective persons giving them (in the case of any corporation the signature shall be by an officer thereof) and delivered by hand, sent via facsimile transmission, nationally-recognized overnight courier service or deposited in the United States mail (registered, return receipt requested), properly addressed and postage prepaid to the intended recipient thereof to the address for such person on the signature page(s) hereof. All such notices, requests, consents and other communications shall be deemed to have been delivered (a) in the case of personal delivery or delivery by telecopy, on the date of such delivery, (b) in the case of dispatch by nationally-recognized overnight courier, on the next business day following such dispatch and (c) in the case of mailing, on the third business day after the posting thereof. Such names and addresses may be changed by such notice.

     SECTION 13. ENTIRE AGREEMENT; AMENDMENT; HEADINGS; COUNTERPARTS. This Agreement, including the Schedules hereto, all of which are a part hereof, contains the entire understanding of the parties hereto with respect to the subject matter contained herein and therein, supersedes and cancels all prior agreements with respect hereto or thereto and may be amended only by a written instrument executed by the parties or their respective successors or assigns. There are no restrictions, promises, representations, warranties, agreements or undertakings of any party hereto with respect to the transactions under this Agreement other than those set forth herein or made hereunder in the documents delivered at each Closing. The section and paragraph headings contained in this Agreement and the description of exhibits attached hereto are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. This Agreement may be executed in one or more counterparts and each counterpart shall be deemed to be an original.

     SECTION 14. PARTIES IN INTEREST. Except with the express written consent of the other parties hereto, this Agreement shall not be assignable or otherwise transferred in whole or in part. This Agreement shall inure to the benefit of and be binding upon the parties and their respective successors. Nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies under or by reason of this Agreement.

     SECTION 15. SEVERABILITY. The invalidity of any portion hereof shall not affect the validity, force or effect of the remaining portions hereof.

     SECTION 16. FURTHER ASSURANCES. Sellers and Purchasers shall execute and deliver or cause to be executed and delivered such additional instruments, and take such other actions as the other party may reasonably request in writing in order to effectuate the purposes of this Agreement.

                    [Remainder of Page Intentionally Blank]

 [Counterpart Signature Page to Purchase Agreement of dated December 18, 1997]


         IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

                                    PURCHASERS:


                                                Robert E. Wolfe
                                        -------------------------------
                                                 [print name]


ATTEST:                             By: /s/ Robert E. Wolfe
                                        -------------------------------
                                    Name:  Robert E. Wolfe
                                    Title: Individual

Angela Nevarez
-----------------------
       Witness

                                         Address for Notices:

                                         Robert E. Wolfe
                                         476 Main Street
                                         Maybrook, NY  12543


                                         -------------------------------


                                    SELLERS:


                                         -------------------------------
                                                  [print name]


                                          ------------------------------


                                    Address for Notices:


                                         --------------------------------


                                         --------------------------------

                                         --------------------------------

 [Counterpart Signature Page to Purchase Agreement of dated December 18, 1997]


         IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

                                    PURCHASERS:


                                            CROSSLAND LTD. (BELIZE)
                                        -------------------------------
                                                 [print name]


ATTEST:                             By: /s/ Anthony J.R. Howorth
                                        -------------------------------
Bahamas Company Services Ltd.       Name:    Anthony J.R. Howorth
                                    Title:   President

Pauline Cox
-----------------------
       Secretary

                                         Address for Notices:

                                         Crossland, Ltd. (Belize)
                                         60 Market Square
                                         P.O. Box 364
                                         Belize City, Belize, Central America


                                         -------------------------------


                                    SELLERS:


                                         -------------------------------
                                                  [print name]


                                          ------------------------------


                                    Address for Notices:


                                         --------------------------------


                                         --------------------------------


                                         --------------------------------

 [Counterpart Signature Page to Purchase Agreement of dated December 18, 1997]


         IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

                                    PURCHASERS:



                                        Triton International Ltd.
                                        -------------------------------
                                                  [print name]


ATTEST:                             By: /s/ Jens S. Olsen
                                        -------------------------------
                                    Name:   Jens S. Olsen
                                    Title:

Illegible
-----------------------
       Secretary

                                         Address for Notices:

                                         Triton International, Ltd.
                                         Euro-Canadian House
                                         Marlboro Street
                                         Nassau, Bahamas


                                         -------------------------------


                                    SELLERS:


                                         -------------------------------
                                                  [print name]


                                          ------------------------------


                                    Address for Notices:


                                         --------------------------------


                                         --------------------------------


                                         --------------------------------

 [Counterpart Signature Page to Purchase Agreement of dated December 18, 1997]


         IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the date first above written.

                                    PURCHASERS:



                                        -------------------------------
                                                  [print name]


ATTEST:                             By:
                                        -------------------------------
                                    Name:
                                    Title:


-----------------------
       Witness

                                         Address for Notices:

                                         -------------------------------

                                         -------------------------------

                                         -------------------------------


                                    SELLERS:


                                         Edelson Technology Partners II, L.P.
                                         ------------------------------------
                                                     [print name]


                                          /s/ Harry Edelson
                                          -----------------------------------
                                          Harry Edelson, General Partner


                                    Address for Notices:

                                         300 Tice Boulevard
                                         Woodcliff Lake, NJ  07675

                                   Schedule 1

                                   Purchasers


Name                                         $ Amount            # of Shares
----                                         --------            -----------

Robert E. Wolfe                              $  625.00              50,000
476 Main Street
Maybrook, NY  12543

Trion International, Ltd.                    $4,687.50             375,000
Euro-Canadian House
Marlboro Street
Nassau, Bahamas

Crossland, Ltd. (Belize)                     $4,687.50             375,000
60 Market Square
P.O. Box 364
Belize City, Belize, Central America

                                   Schedule 2

                                    Sellers


Name                                         $ Amount            # of Shares
----                                         --------            -----------

Edelson Technology Partners II, L.P.         $10,000                800,000
300 Tice Boulevard
Woodcliff Lake, NJ
Telecopier:  (201) 930-8899

                                 Schedule 3(s)

                        Compliance with Laws (Purchaser)


Purchaser has not held an annual meeting since October, 1993. Purchaser's qualification to transact business in California has not been maintained.

                                 Schedule 4(a)

                           Subsidiaries of Purchasers



                                      NONE

                                 Schedule 3(o)



Directors:

     Harry Edelson
     Emile A. Battat
     Richard O. Jacobson
     Albert James

Officers:

     Harry Edelson                 Chairman of the Board and
                                   Chief Executive Officer, President, Chief
                                   Financial Officer and Director

Banks:

     None

                                 Schedule 3(m)

                               Contracts of AOXY



In August 1995 in order to retain senior management, AOXY agreed to pay Mr. Kopetz, Ms. Castle and David Overmyer, AOXY's controller, a bonus if AOXY successfully completed a sale of AOXY or its technology by May 31, 1995. The bonus would equal 5% of the first million dollars of the gross proceeds from the Patent Sale, 4% of the next million dollars of such gross proceeds, 3% of the third million, 2% of the fourth million and 1% of all amounts received from the Patent Sale over 4 million. This bonus is shared equally by Mr. Kopetz, Ms. Castle and Mr. Overmyer. Upon the closing, they received, in the aggregate $16,750.00 or $5,583.33 each. As no other royalties have been received to date from W.R. Grace, no additional sums have been paid. All such bonus is payable only from the Grace Royalty. At closing, the above mentioned liabilities of AOXY shall have been assigned to and assumed by AOXY Liquidation Inc. with the consent of the creditors.